PORTAGE BIOTECH INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

AND AVAILABILITY OF MEETING MATERIALS

Date and Time:	Thursday, June 25, 2020 at 9:00 a.m. (EST)

Meeting:	Virtual meeting via tele-conference Toll free (Canada & US): 1-877-216-4736
International: 647-788-3472 Conference code: 2651427074

You are receiving this notification as Portage Biotech Inc. (“Portage” or the “Corporation”) is using the notice and access procedures recently adopted by the Canadian Securities Administrators for electronic delivery of its information circular (the “Information Circular”) to its shareholders on record as at May 15, 2020 instead of mailing out paper copies. Under this delivery method, companies can post their meeting materials on a website and send a notification to shareholders with access details. This new means of delivery is more environmentally friendly as it will help reduce paper use and will also reduce the cost of printing and mailing materials to shareholders.

This notification provides details of the date, time and place of the annual general and special meeting, including the matters to be voted on, and instructions on how to access an electronic copy, or request a paper copy of the Information Circular. Accompanying this notice is a form of proxy or voting instruction form.

HOW TO ACCESS THE MEETING MATERIALS ONLINE

The Information Circular can be viewed online under the Corporation’s profile at www.sedar.com or on the Corporation’s website at www.portagebiotech.com. If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869 or email TMXEInvestorServices@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by June 16, 2020.

ITEM OF BUSINESS AND MATTERS TO BE VOTED ON AT THE MEETING

At the meeting, shareholders will be asked to vote on the following:

1.Election of Directors: To fix the number of directors of the Corporation at six (6) and to elect the directors of the Corporation for the ensuing year. Information respecting the election of directors may be found under the heading “Matters to be Acted Upon at the Meeting” in Portage’s Information Circular.

2.Appointment of Auditors: To appoint Marcum LLP, Chartered Professional Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration. Information respecting the appointment of Marcum LLP may be found under the heading "Matters to be Acted upon at the Meeting" in Portage's Information Circular.

3.Approval of the 2020 Stock Option Plan: To approve the 2020 Stock Option Plan and to authorize the directors to fix the option exercise price and to issue stock options under the plan as they see fit.

4.Other Business: The Annual Report of the Corporation, which contains the Report of the Auditors, Consolidated Financial Statements for the years ended March 31, 2019 and accompanying Management Discussion and Analysis, is available on under the Corporation’s profile at www.sedar.com or on the Corporation’s website at www.portagebiotech.com. Shareholders will not be asked to approve this item of business. Such other business will be transacted as may properly be brought before the Meeting or adjournment thereof.

SHAREHOLDERS ARE REMINDED TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE.

To vote your securities you must vote by fax at 416-595-9593, online by following the instructions on your form of Proxy or Voting Instruction Form (“VIF”) or by mailing the enclosed Proxy or VIF for receipt before 9:00 a.m. on Tuesday, June 23, 2020 using the enclosed Reply Envelope.

If you ask for the Information Circular to be mailed to you, please note that another Proxy or VIF Form will not be sent; please retain your current Proxy or VIF for voting purposes.

DATED at Toronto, Ontario this 15th day of May, 2020.

BY ORDER OF THE BOARD

/s/ "Ian B. Walters"

Ian B. Walters

Chief Executive Officer